Exhibit 12

H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended
	April 28, 2013	April 29, 2012	April 27, 2011	April 28, 2010	April 29, 2009
	(52 Weeks)	(52 1/2 Weeks)	(52 Weeks)	(52 Weeks)	(52 Weeks)
	(In thousands)
Fixed Charges:
Interest expense*	$286,742	$296,785	$276,744	$306,708	$344,629
Capitalized interest	1,365	480	1,897	2,716	—
Interest component of rental expense	42,715	45,530	32,170	33,711	31,916
Total fixed charges	$330,822	$342,795	$310,811	$343,135	$376,545

Earnings:
Income from continuing operations before income or loss from equity investees and income taxes	$1,343,643	$1,236,089	$1,416,322	$1,315,779	$1,341,772
Add: Interest expense*	286,742	296,785	276,744	306,708	344,629
Add: Interest component of rental expense	42,715	45,530	32,170	33,711	31,916
Add: Amortization of capitalized interest	755	783	754	367	633
Earnings as adjusted	$1,673,855	$1,579,187	$1,725,990	$1,656,565	$1,718,950

Ratio of earnings to fixed charges	5.06	4.61	5.55	4.83	4.57

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.